June 29, 2012

BY EDGAR AND FEDEX

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, DC 20549-6010

Re:                             The Talbots, Inc.

Schedule TO-T filed by TLB Merger Sub Inc. and TLB Holdings LLC
Filed June 15, 2012
Amendment No. 1 to Schedule TO-T Filed June 19, 2012

Amendment No. 2 to Schedule TO-T Filed June 25, 2012

Amendment No. 3 to Schedule TO-T Filed June 29, 2012
File No. 005-50389

Dear Ms. Duru:

On behalf of TLB Merger Sub Inc. and TLB Holdings LLC (the “Filing Parties”), enclosed please find Amendment No. 3 to the Schedule TO-T, originally filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2012, as amended by Amendment No. 1 to the Schedule TO-T filed with the Commission on June 19, 2012 and Amendment No. 2 to the Schedule TO-T filed with the Commission on June 25, 2012 (collectively referred to herein as the “Schedule TO”). An electronic version of Amendment No. 3 has been filed concurrently with the Commission through its EDGAR system.

Set forth below are the responses of the Filing Parties to the comments of the Staff contained in the Staff’s letter to TLB Merger Sub Inc., dated June 22, 2012, relating to the Schedule TO. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase, dated June 15, 2012, which was filed as Exhibit (a)(1)(A) to the Schedule TO.

Schedule TO-T

General

Comment No. 1

It would appear that Sycamore Partners, L.P., Sycamore Partners A, L.P., Sycamore Partners Management L.L.C., Sycamore Partners GP, LLC, and Sycamore Partners MM, LLC are co-bidders in the current offer. We note for example, that certain of such Sycamore-affiliated entities created the Parent “solely for the purpose of acquiring Talbots”, have been involved in the structuring and negotiation of the current offer as disclosed in the beneficial ownership reports filed by such parties and/or have committed to providing $210 million of equity financing for the offer. Please revise to identify the sponsor entities and certain of their affiliates as bidders in the tender offer. For guidance, please refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex tor.htm

Response:

Sycamore Partners, L.P. and Sycamore Partners A, L.P. are collectively the Sponsor of the offer by the Filing Parties to purchase all of the outstanding shares of common stock, par value $0.01 per share, of The Talbots, Inc. (“Talbots”), and the associated stock purchase rights (together, the “Shares”), at a price of $2.75 per share, net to the seller in cash, without interest, and less any applicable withholding taxes (the “Offer”).  The Filing Parties respectfully acknowledge that Sycamore Partners, L.P. and Sycamore Partners A, L.P. (collectively, the “Co-Bidders”) are co-bidders in the Offer.  Accordingly, the Filing Parties have revised the Schedule TO to add these entities as co-bidders and provide the disclosure required by Item 3 of Schedule TO and Item 1003(a) of Regulation M-A.

The Filing Parties respectfully advise the Staff that they do not believe that Sycamore Partners Management, L.L.C., Sycamore Partners GP, L.L.C. or Sycamore Partners MM, L.L.C. (together, the “Non-Bidding Entities”) are bidders for purposes of Regulation 14D and Section II.D.2 of the November 14, 2000 Current Issues Outline (the “Outline”).  The Filing Parties have carefully reviewed the definition of a “bidder” in Rule 14d-1(g)(2) and the interpretation provided by the Commission in Section II.D.2 of the Outline.  As defined in Rule 14d-1(g)(2), a “bidder” is “any person who makes a tender offer or on whose behalf a tender offer is made.”  The Non-Bidding Entities are not making the Offer, and the Offer is not made on their behalf.  Instead, the Offer is made by the Filing Parties and the Co-Bidders. In addition, the Filing Parties respectfully note the Staff’s position stated in the Outline that “if a named bidder is an established entity with substantive operations and assets apart from those related to the Offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” Sycamore Partners MM, L.L.C. is the managing member of

Sycamore Partners GP, L.L.C., which is the general partner of each of the Sponsors.  Sycamore Partners Management, L.L.C. is the investment manager of the Sponsor.  As noted above, the Sponsor is a private equity firm through which the Sycamore Partners’ private equity investment business is conducted, including the purchase, sale and ownership of on-going private equity and similar investing activities, rendering them established entities with substantive operations and assets apart from those related to the Offer.  As such, it is not necessary to proceed further up the chain of ownership to analyze whether control persons of the Sponsor are bidders.

Comment No. 2

Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. In responding to the prior comment, please revise to include the information called for by that provision with respect to each filing person added.

Response:

In response to the Staff’s comment, the Filing Parties have revised the disclosure with respect to Item 3 of Schedule TO to include the disclosure required by Item 1003(a) for each of the Co-Bidders.

Source and Amount of Funds, page 30

Comment No. 3

Reference is made to the Financing Proceeds Condition. We note that while the bidders have received debt financing commitments, the offer is subject to a financing condition. Generally, when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987). Please apply this comment also to the Equity Financing, which is subject to the satisfaction or waiver of the offer conditions and subject to receipt of funding pursuant to the debt commitment letters.

Response:

The Filing Parties acknowledge the Commission’s position that a tender offer must remain open for at least an additional five business days if there has been a material change to the terms or conditions of a tender offer. However, the Filing Parties note that the Offer was fully financed within the meaning of the Commission’s precedents and customary market practice at the time of the commencement of the Offer. The Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non-binding financial arrangement or no financial arrangement at all), the Offer commenced with firm, legally binding commitments for all of the financing that the Filing Parties will require to consummate the Offer and the subsequent merger of TLB Merger Sub Inc. with and into Talbots (the “Merger”) pursuant to commitment letters filed as exhibits to the Schedule TO. All material terms of the commitment letters, and the facilities to be entered into pursuant thereto, are disclosed in the Schedule TO (see “Summary Term Sheet—Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?” on page 4 and “Section 9—Source and Amount of Funds” beginning on page 30 of the Offer to Purchase).

Satisfaction, as opposed to waiver, of a previously disclosed financing proceeds condition is not a material change because the condition is an express condition to the Offer that was previously disclosed and, therefore, its satisfaction should not require the Offer to remain open for an additional period of time. Moreover, for a number of reasons, it is not possible to require an offer to remain open after the satisfaction of certain conditions. In the case of the Financing Proceeds Condition, by the terms of the commitment letters, the receipt of proceeds will only occur upon and simultaneously with the acceptance by TLB Merger Sub Inc. (the “Purchaser”) for payment of the Shares tendered in the Offer. Once the Purchaser has accepted such Shares for payment, the Commission’s tender offer rules do not permit the Offer to be extended for any period of time (other than in the context of a “subsequent offering period”). In this respect, the Financing Proceeds Condition is similar to the Minimum Tender Condition and other conditions to the Offer which, by their terms, can only be satisfied at the expiration of the Offer.

Furthermore, in the context of the Offer and the Merger, extending the Offer upon the satisfaction of the Financing Proceeds Condition will only serve to delay the payments to Talbots’ stockholders to which they will have become entitled. As more fully discussed in the Schedule TO, it is contemplated that the Merger will occur on the same day as the consummation of the Offer. Assuming the satisfaction of the Minimum Tender Condition and the other conditions to the Offer, Talbots’ stockholders will be entitled to receive the same consideration for their Shares, whether or not they tendered such Shares in the Offer. Talbots’ stockholders who do not tender Shares in the Offer and who would have tendered Shares had the tender offer been extended as requested by the Commission will nonetheless be entitled to receive an amount in cash equal to the Offer Price pursuant to the Merger. Even if it were possible to extend the Offer upon receipt of proceeds in accordance with the terms of the commitment letters, such action would only delay by at least five business days the payment for Shares pursuant to the Offer and consequently delay the consummation of the Merger and payment for Shares thereunder. Talbots’ stockholders would receive no benefit as a result of the extension of the Offer.

The Filing Parties further note that under the Equity Commitment Letter, they have available to them $210 million to fund the purchase of the Shares in the Offer. Assuming 70,273,529 Shares outstanding (i.e., no options exercised and otherwise no issuances of shares since June 15, 2012) at a per share price of $2.75, only approximately $193.3 million will be required to fund the purchase of Shares pursuant to the Offer. Therefore, not only do the Filing

Parties have a legally binding commitment letter, but they have available to them sufficient funds to pay for all tendered Shares without reliance on any third parties.

Based on the foregoing, the Filing Parties do not believe that the satisfaction of the Financing Proceeds Condition would be a material change that would require an extension of the offer period.

Comment No. 4

Further to our comment above. Please refer to Instruction 2 to Item 10 of Schedule TO. It does not appear that the safe harbor noted therein applies to you given the financing condition included in your offer. Please revise to include financial statements or advise.

Response:

Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) either (1) the offeror is a public reporting company or (2) the offer is for all outstanding securities of the subject class. The consideration in the Offer is solely for cash and is for all outstanding shares of Talbots. As more fully noted in the response to comment 3 above, the Filing Parties believe that the Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. The Filing Parties’ tender offer for Talbots’ shares commenced with legally binding commitments in place to provide the funds necessary to purchase the shares tendered in the tender offer and to pay related fees and expenses. The Financing Proceeds Condition is more accurately characterized as a “funding” condition rather than a “financing” condition within the meaning of Instruction 2 to Item 10 of Schedule TO. Therefore, the Filing Parties believe that the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO is available to them.

Even if the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO were not available, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Parties do not believe that the financial statements of the Filing Parties are material to Talbots’ stockholders for the following reasons:

•                  As disclosed in the Offer to Purchase, the Filing Parties are newly formed entities formed solely for the purpose of facilitating the acquisition of Talbots and have not engaged in any business except for activities related to their formation, the Offer and the Merger and arranging the related financing.  The disclosure of financial statements for the Filing Parties would therefore not provide Talbots’ stockholders with any additional meaningful information.

•                  The Filing Parties believe that the financial statements of the Sponsor would not be material to a stockholder’s decision with respect to the Offer because the Sponsor is a private equity fund engaged in the purchase, sale and ownership of private equity investments, and the Sponsor has no business operations other than investing. Furthermore, the Offer is not subject to a condition with respect to the Equity Commitment Letter; the Financing Proceeds Condition relates only to the debt financing, which is not being used to finance the purchase of Shares in the Offer. The Filing Parties have revised the disclosure in “Section 9—Source and Amount of Funds—Equity Financing” to confirm that the Sponsor’s undrawn capital exceeds the amount of its aggregate commitment to provide up to $210 million of equity financing for the Offer.

•                  Further, only the capital contributions committed by the Sponsor are relevant in the context of the Schedule TO since the Sponsor is not a party to the Merger Agreement and the Sponsor has not agreed to contribute amounts to complete the Offer in excess of the equity commitments previously disclosed in the Schedule TO. No other assets that would be identified on a balance sheet for any of the Filing Parties or the Co-Bidders is relevant to a stockholder’s decision to sell, hold or tender shares in the Offer since such assets would not be available to fund the payment of tendered shares in the Offer.

•                  If the Minimum Tender Condition and the other conditions to the Offer are satisfied, as a result of the same-day consummation of the Offer and the Merger, all Talbots’ stockholders, whether or not such stockholders tender Shares, will receive solely cash for such Shares and not stock or other securities of Purchaser or its affiliates. As a result, information with respect to the financial condition and results of operations of the Filing Parties or the Co-Bidders would not be meaningful to any of Talbots’ stockholders as such stockholders will have no ongoing interest in the business or operations of the Filing Parties after the same-day consummation of the Offer and the Merger.

Background of the Offer, page 35

Comment No. 5

Please supplement the disclosure in the background section to more clearly outline material items discussed at meetings and during negotiations between the filing parties and/or their advisors and the company and/or its advisors during March 2012 through April 20, 2012. Specifically, please disclose the material items discussed related to price and other terms of the merger transaction between April and May 30, 2012. Refer to Item 5 of Schedule TO and corresponding Item 1005(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the Filing Parties have revised the disclosure in “Section 10—Background of the Offer; Past Contacts or Negotiations with Talbots—Background of the Offer.”

Conditions of the Offer, page 66

Comment No. 6

All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer. In this regard we note the Financing Proceeds Condition is dependent on the receipt of proceeds, which could potentially occur after expiration of the offer. Please revise to clarify that the Financing Proceeds Condition must be satisfied or waived at or prior to expiration of the offer.

Response:

In response to the Staff’s comment, the Filing Parties have revised the first paragraph of “Section 15—Conditions of the Offer” to clarify that each of the conditions to the Offer must be satisfied or waived at or prior to the expiration of the Offer.

Comment No. 7

Please refer to condition (i). A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The condition also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether Talbots has performed in all material respects with its obligations under the Merger Agreement appears to be a determination that is left to the sole discretion of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

Response:

In response to the Staff’s comment, the Filing Parties have revised the disclosure with respect to condition (i) on page 67 of the Offer to Purchase to read as follows:

“Talbots shall have performed or complied in all material respects with its obligations required to be performed or complied with under the Merger Agreement, as determined in Purchaser’s reasonable discretion.”

Comment No. 8

We note that you reserve the right to include or exclude, for purposes of determining whether the minimum tender condition has been satisfied, shares tendered pursuant to guaranteed delivery procedures. The provision has the effect of allowing the bidders to determine the satisfaction or failure of a condition in their own offer. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

Response:

The Filing Parties have revised the disclosure to provide that Shares tendered pursuant to guaranteed delivery procedures will be excluded for the purpose of determining whether the Minimum Tender Condition has been satisfied.  As a result, neither of the Filing Parties may determine, at its option, to include or exclude Shares tendered pursuant to guaranteed delivery procedures.

Comment No. 9

You refer to the ongoing right to assert conditions at any time and “from time to time”. Please revise to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of the expiration of the offer as opposed to “from time to time.”

Response:

The Filing Parties have revised the disclosure to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of (or prior to) the expiration of the Offer.

Comment No. 10

When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 68 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response:

The Filing Parties confirm their understanding that they may not fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  The Filing Parties further confirm their understanding that if an offer condition is waived, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Filing Parties may be required to extend the Offer and re-circulate new disclosure to security holders.

Comment No. 11

When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response:

The Filing Parties confirm their understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer (as it may be extended in accordance with the terms of the Merger Agreement), the Filing Parties should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

*                    *                     *

In connection with the Filing Parties’ response to the Staff’s comments, each of the Filing Parties acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter or Amendment No. 3, please call me at (312) 558-5792.

Respectfully submitted,

/s/ James P. Faley, Jr.

James P. Faley, Jr.

Enclosure

cc:	Gary M. Holihan
Stefan L. Kaluzny
R. Cabell Morris
David A. Sakowitz